BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer                    Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-4599                 Church Street
Station
                                        New York, NY 10008


                                        February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          FirstFed Financial Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  1  )*
                            ____

               FirstFed Financial Corporation
           _______________________________________
                       NAME OF ISSUER:

                        Common Stock
           _______________________________________
                TITLE OF CLASS OF SECURITIES

                          33790710
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 6 Pages



CUSIP No. 33790710                 Page 2 of 6 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company and its indirect wholly owned subsidiaries, BT Australia Limited 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and Bankers Trust
  Company are New York corporations; BT Australia Limited is an Australian corporation.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust Company     39,700 shares
               BT Australia Limited     604,000 shares
                                        643,700 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     Bankers Trust Company          0 shares
               BT Australia Limited           0 shares
                                              0 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    Bankers Trust Company     56,821 shares
               BT Australia Limited     604,000 shares
                                        660,821 shares


  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company          0 shares
               BT Australia Limited           0 shares
                                         0 shares







CUSIP No. 33790710                 Page 3 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust Company     56,821 shares
               BT Australia Limited     604,000 shares
                                        660,821 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

                         [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company     0.5%
               BT Australia Limited      5.7%
                                         6.2%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC;
   Bankers Trust Company - BK; and
   BT Australia Limited -CO

Item 1(a) NAME OF ISSUER:

          FirstFed Financial Corporation

Item 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

          401 Wilshire Blvd
          Santa Monica, California  90401

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company, its indirect wholly-owned subsidiaries, BT Australia
          Limited

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust New York Corporation and Bankers
          Trust Company are located at 280 Park Avenue, New
          York, New York 10017; BT Australia Limited is located at Level 40, Australia Square, Sydney NWS
2000 Australia.




CUSIP No. 33790710                 Page 4 of 6 Pages


Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers Trust Company are incorporated in the State of New York with their principal business offices located in New York; BT Australia Limited is Australian company doing business in Australia.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, (Par Value 0.01) of FirstFed
          Financial Corp.

Item 2(e) CUSIP NUMBER:

          33790710

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in Section 3(a)(6) of the Act.

          BT Australia Limited is a corporation
          permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated
          May 15, 1990 (avail. May 15, 1990).

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

               Bankers Trust Company     56,821 shares
               BT Australia Limited     604,000 shares
                                        660,821 shares
     (b)  Percent of Class:

               Bankers Trust Company     0.5%
               BT Australia Limited      5.7%
                                         6.2%





CUSIP No. 33790710                 Page 5 of 6 Pages

     (c)  Percent of Class:

          Number of shares as to which the following have:

     (i)  sole power to vote or to direct the vote -
               Bankers Trust Company     39,700 shares
               BT Australia Limited     604,000 shares
                                        643,700 shares

     (ii) shared power to vote or to direct the vote -
               Bankers Trust Company          0 shares
               BT Australia Limited           0 shares
                                              0 shares

     (iii)sole power to dispose or to direct the disposition
          of
               Bankers Trust Company     56,821 shares
               BT Australia Limited     604,000 shares
                                        660,821 shares

     (iv) shared power to dispose or to direct the
          disposition of -
               Bankers Trust Company          0 shares
               BT Australia Limited           0 shares
                                              0 shares

Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:
          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The various superannuation funds and individual investment portfolios for which BT Australia
Limited acts as investment manager and the accounts for which Bankers Trust Company serves as investment advisor, have the right to receive, and/or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities referred to above.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:
          See Item 3 above and Exhibit to Item 7.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:
          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
          Not applicable.

CUSIP No. 33790710                      Page 6 of 6 Pages



Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     BANKERS TRUST NEW YORK CORPORATION


          /s/James T. Byrne, Jr.
By:       James T. Byrne, Jr.
Title:    Secretary


Signature:     BANKERS TRUST COMPANY


          /s/James T. Byrne, Jr.
By:       James T. Byrne, Jr.
Title:    Secretary


Signature:     BT AUSTRALIA LIMITED


          /s/Cheryl Williams
By:       Cheryl Williams
Title:    Secretary






                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                                Bankers Trust Company
                                             |
                                          100%
                                             |

                        Bankers International Corporation

                                             |
                                         100%
                                             |

                     B.T. International (Delaware), Inc.

                              |
                             100%
                              |

              BT Foreign Investment Corporation

                              |
                             100%
                              |

             BT Investments (Australia) Limited

                              |
                            100%
                              |

               Bankers Trust Australia Limited

                              |
                            100%
                              |

                    BT Australia Limited